UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Vitesse Semiconductor Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01
(Title of Class of Securities)

928497-10-6
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Michael B. Green
Vice President, General Counsel and Secretary
741 Calle Plano
Camarillo, California 93012
(805) 388-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$179,345	$7.05

*                                        Estimated solely for the purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered pursuant to this offer.  These options have an aggregate fair value of $179,345 as of November 24, 2008, calculated based on the Black-Scholes-Merton option pricing model.

☐                                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7.05	Filing party:	Vitesse Semiconductor Corporation
Form or Registration No.:	005-42031	Date filed:	December 1, 2008

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Vitesse Semiconductor Corporation, a Delaware corporation (“Vitesse” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 1, 2008, as amended by Amendments No. 1 and No. 2, which were both filed with the SEC on December 12, 2008, relating to an offer (the “Offer”) by the Company to amend certain options (the “Eligible Options”) that have been granted under the Company’s 1991 Stock Option Plan (the “1991 Plan”) or the 2001 Stock Incentive Plan (the “2001 Plan” and together with the 1991 Plan, the “Plans”): (i) that had original exercise prices per share that were less than the fair market value per share of the common stock underlying the options on the dates that the grants were finalized, (ii) that were not vested, either in whole or in part, as of December 31, 2004, (iii) that were outstanding as of the last date on which the Offer remained open for acceptance, and (iv) that are held by individuals who are subject to taxation in the United States.

The Eligible Options may be amended pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, as amended, (ii) the Draft Emails to Employees and to All Eligible Option Holders, as amended, (iii) the Election Form, as amended, and (iv) the Withdrawal Form (collectively, the “Offer Documents”).  These Offer Documents have been filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively.

The information in the Offer Documents, including all schedules and annexes to the Offer Documents, is hereby expressly incorporated into this Amendment No. 3 by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

(a)           Material Terms.

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 5:00 p.m., Pacific Time, on December 30, 2008. The Company has accepted for amendment options to purchase an aggregate of 5,655,287 shares of the Company’s common stock. In connection with the surrender of those options for amendment, the Company has amended those options effective immediately following the expiration of the Offer and will grant restricted stock unit awards with respect to those options in January 2009.

This Amendment No. 3 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

VITESSE SEMICONDUCTOR CORPORATION

/s/ Michael B. Green
Michael B. Green
Vice President, General Counsel and
Secretary

Date: December 31, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated December 1, 2008, as amended December 12, 2008*
(a)(1)(B)	Draft Emails to Employees and to All Eligible Option Holders, as amended December 12, 2008*
(a)(1)(C)	Election Form, as amended December 12, 2008*
(a)(1)(D)	Withdrawal Form*
(a)(1)(E)	Form of Addendum*
(a)(1)(F)	Form of Amendment to Stock Option Agreements and Promise to Grant Restricted Stock Unit Award, as amended December 12, 2008*
(a)(1)(G)	Form of Email Accepting Election to Amend Options*
(a)(1)(H)	Forms of Reminder Emails to Eligible Option Holders, as amended December 12, 2008*
(a)(1)(I)(i)	Form of Stock Option Agreement under Vitesse’s 1991 Stock Option Plan*
(a)(1)(I)(ii)	Form of Stock Option Agreement under Vitesse’s 2001 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Vitesse’s Current Report on Form 8-K filed with the SEC on October 17, 2008)
(a)(1)(J)	Form of Tender Offer Meeting Presentation*
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

* Previously filed.

4